Exhibit 99.4

NICE Actimize Selected by Taiwan’s Chailease to Implement
End-to-End Anti-Money Laundering Compliance Program To Drive Operation
Effectiveness and Increase Proficiency

NICE Actimize’s AML solutions will drive productivity and cut investigation times by up to 70 percent for this leader in leasing and professional financial services

Hoboken, N.J., December 10, 2019 – NICE Actimize, a NICE (Nasdaq: NICE) business and the leader in Autonomous Financial Crime Management, has been selected by Chailease Holding Co. Ltd., an international leader in leasing and professional financial services, to implement an end-to-end anti-money laundering compliance platform for its growing organization. To meet its operational needs as it expands its international markets, Chailease will utilize industry-leading solutions from NICE Actimize’s Autonomous Anti-Money laundering portfolio including Suspicious Activity Monitoring,  Customer Due Diligence and Watchlist Filtering solutions.

Chailease will initially launch NICE Actimize’s anti-money laundering solutions from its Taiwan-based headquarters. Working with NICE Actimize’s experienced professional services team, Chailease will adopt NICE Actimize’s anti-money laundering portfolio to drive productivity, increase efficiency and cut investigation times through the utilization of advanced analytics and machine-learning technologies.

Chailease said its investment in advanced anti-money laundering technology will enable the company to improve its operation’s effectiveness and efficiency while achieving greater confidence from its ever-growing base of financial services customers.

“We are pleased to continue to extend our professional services and advanced solutions offerings to the greater Asia-Pacific marketplace, and that Chailease has adopted NICE Actimize’s Autonomous Financial Crime Management approach,” said Craig Costigan, CEO, NICE Actimize. “As we work with Chailease to implement our anti-money laundering capabilities, we look forward to expanding our professional services and solutions offerings across its worldwide organization.”

Chailease will rely on several core components of NICE Actimize’s Autonomous AML suite to modernize its AML program. Among these are its Customer Due Diligence (CDD) solution, which manages customer risk rating throughout the entire customer lifecycle for onboarding and ongoing monitoring. Additionally, the firm will be implementing NICE Actimize’s Suspicious Activity Monitoring (SAM) solution, which combines machine learning analytics with industry red-flags for laser-accurate detection. The SAM solution utilizes intelligent automation to virtually eliminate costly manual data gathering tasks, thereby increasing team productivity and reducing investigation time. NICE Actimize’s Watch List Filtering (WLF) solution rounds out Chailease’s program by providing screening for sanctions and PEPs.

For additional information on NICE Actimize’s Autonomous anti-money laundering solutions, including SAM 9, please click here.

About Chailease
Chailease Holding Company Limited commenced operations in 1977 and remains the largest leasing company in Taiwan with a market share of over 40%. The core business of the Company is to provide diverse financial services to SMEs, including leasing, installment sales, factoring and direct financing. The company built up its operations in Taiwan, PRC, Thailand, Vietnam, Malaysia, Cambodia, Philippines and USA.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cindy Morgan-Olson, 551-256-5202, cindy.morgan-olson@niceactimize.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.